United States securities and exchange commission logo





                           January 5, 2022

       Victor Altomare
       Chief Executive Officer
       Fearless Films, Inc.
       467 Edgeley Blvd. Unit 2
       Concord, ON L4K 4E9
       Canada

                                                        Re: Fearless Films,
Inc.
                                                            Offering Statement
on Form 1-A
                                                            Post-qualification
Amendment No. 1
                                                            File No. 024-11698

       Dear Mr. Altomare:

                                                        This is to advise you
that we do not intend to review your amendment.

               We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
       FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

              Please contact Janice Adeloye at 202-551-3034 or Erin Jaskot at 202-551-3442 with any questions.





                           Sincerely,


                           Division of Corporation Finance

                           Office of Trade & Services
       cc:                                              Philip Magri